Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

The following is the transcript from an investor presentation that took place on January 21, 2005 in connection with the announcement of the earnings and business for the quarter and year ended December 31, 2004 by The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”). The press release and supplementary information referred to in the following transcript were previously filed on January 21, 2005 by PNC on a Current Report on Form 8-K, and the transcript should be read in conjunction with those materials.

Beginning of Transcript

Bill Callihan:	Thank you and good morning. Welcome to today’s conference call for The PNC Financial Services Group. Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr and Bill Demchak, the company’s Vice Chairman and Chief Financial Officer.

As a reminder, the following comments contain forward-looking information. Actual results or future events could differ, possibly materially, due to a variety of factors including those described in this call and today’s earnings release and supplementary financial information and in our 2003 Form 10-K, our 2004 Form 10-Q and other SEC reports.

These statements speak only as of January 21, 2005 and PNC undertakes no obligation to update them. The following comments also include a discussion of non-GAAP financial measures, which, to the extent not so qualified in the comments, is qualified by GAAP reconciliation information included in our earnings release, financial supplement, 2003 Form 10-K, 2004 Form 10-Q, and other documents available on our web site at www.pnc.com in the Investor section. And now I’d like to turn the call over to Jim Rohr.

Jim Rohr:	Thank you Bill, Good morning and thank you for joining us today. 2004 was an excellent year for PNC. And I’d like to start by telling you about some of our key accomplishments.

Then Bill Demchak will take you through some specifics in the fourth quarter and give you some detail on what we’re seeing in the loan market. And after Bill’s remarks, I’ll give you my thoughts on what we expect in 2005.

But first, I’d like to note that we’ve made a great deal of progress over the last two years. We spent a great amount of 2003 focused on risk management and corporate governance. And today, as a result, we have the best asset quality I’ve seen in my three decades at PNC.

And from an interest rate risk perspective, we’re in a very strong position. And our corporate governance practices are moving us towards best in class. Now, in 2004, we redirected ourselves to growing the company.

And the results that we reported today, I believe demonstrate real progress. Our net income increased 20% over the last year to $1.2 billion. We saw net interest income reach an inflection point in the third quarter after three years of declines that largely resulted from our balance sheet management.

We refused to take on value-destroying interest rate risk. We continue to win on the client front, as evidenced by the growth of our balance sheet. Average loans increased $5 billion, or 14%. Average deposits increased $5.2 billion, which is a 12% gain.

And the balance sheet remained well-positioned for rising interest rates as Bill will describe in a few moments. And in terms of our capital investments, we successfully integrated United National. We announced the pending acquisition of the Riggs Bank and BlackRock’s pending acquisition of State Street Research and Management.

And, we bought back 3.7 million shares and paid a dividend of $2 per share. Now that, I believe, is a good year. The consolidated numbers demonstrate real progress and the results show similar progress across our business units.

Let me briefly take you through some of the accomplishments each segment achieved in 2004.

Regional Community Bank had a good year. Earnings grew 6%, despite a significantly higher provision. Checking account relationships were up 8%. Business banking relationships were up 13%. Average deposits increased 7% and average loans increased 30%, driven by a 65% increase in small business banking loan production and great success in the home equity product. I should note that we achieved this growth in home equity while maintaining a strong risk profile. In fact, net charge-offs in that book were just 11 basis points for the year.

Wholesale banking earnings were up 13%, primarily as a result of overall improvements and asset quality and a resulting decrease in the wholesale bank’s provision. But new client growth exceeded our plan and spot wholesale loans were up 9% and average deposits were up 18%. Several fee-based businesses within wholesale also had an exceptional year most notably Capital Markets, Treasury Management, and Midland Loan Services, which produced record revenues.

On the credit side, PNC Business Credit had an excellent year with total outstandings increasing 7%, thanks, in part, to an aggressive national expansion strategy. A number of you know that the fact is now that Business Credit operates out of 23 offices across the country.

And this loan growth in wholesale and really not across the country was achieved without deviating from our prudent risk return parameters. And while the dynamics of the loan market are always changing, we will continue to make sure that we get paid for the risk that we take.

It was also a very good year for PNC Advisors, which I should note is a high return on capital business, in fact, it earned a 32% return on capital in the fourth quarter. Earnings were up 19% for the year.

And even excluding the $7 million after tax gain from the sale of some Hawthorn Investment Consulting activities in the first quarter, Advisors’ earnings increased 11% for the year, primarily as a result of market appreciation and lower expenses.

But what really has me encouraged about Advisors is the business achieved solid earnings growth while it was undergoing some very significant changes. We put a new emphasis on open architecture account management and relationship management.

And the process required a great deal of re-training and personnel review. We’ve essentially finished that business now. And while this will always be a highly competitive business, I think. Advisors is on its way to a good 2005.

BlackRock had a great year. Of course, the reported earnings of $143 million are skewed by the LTIP charges, which we described in detail during the third quarter. But excluding the $65 million in LTIP charges, BlackRock’s earnings increased 34% to $208 million.

Earnings growth in that business obviously follows growth and assets under management which, in turn, follows investment performance. BlackRock’s assets under management grew 11% to a record $342 billion in 2004.

And we expect assets to grow by another $52 billion when the State Street acquisition closes later this quarter. BlackRock also succeeded at further diversifying its revenue streams with tremendous success from a solutions product and a big increase in overseas business.

Now last but not least, PFPC grew their earnings 9%. Given the challenges of that industry, you might say that PFPC performed the best of any of our businesses. They had to overcome difficult market conditions resulting from the mutual fund investigations and soft volumes in the stock market. And they had to overcome price compressions in a number of their products. And they had to overcome the loss of an accretion associated with a (unintelligible) contract. So given those conditions, 9% earnings growth – not to mention a record $721 billion in fund assets serviced – is outstanding.

PFPC achieved this feat by expanding its alternative investment asset service and its international operations. Just to mention, its offshore assets serviced increased 34% in 2004 while reducing debt financing costs and maintaining a disciplined cost control.

So business by business and on a consolidated basis, we made great progress in 2004. And now before I give you some thoughts about 2005, let me turn it over to Bill Demchak for a review of the fourth quarter and a look at our balance sheet. Bill?

Bill Demchak:	Thanks, Jim. It was a good quarter for us. We earned $307 million, or $1.08 per share. And I’d like to take you through some of the factors that affected those numbers. And then I’d like to talk about two important topics that will partially define our success in 2005 – the state of the loan market and the positioning of our balance sheet.

First, let me give you a few notes on the quarter and two unusual items that appear in our results.

The first of these is that BlackRock announced a benefit related to its New York City taxes for 1998 through 2000. The benefit came from released reserves following a favorable preliminary audit finding, and this resulted in a $7 million gain for us.

We also announced during the fourth quarter that we had reached settlement on litigation in some of the other claims related to the 2001 PAGIC transactions.

The settlements resulted in a $6 million net after-tax gain. The two events added together added 4 cents per share to our fourth quarter earnings. In the consolidated results, you saw net interest income increase for the second consecutive quarter despite a decline in net interest margin, which fell seven basis points.

The yield curve flattened during the quarter as short term rates rose and longer rates were essentially unchanged. Nevertheless, NIM increased substantially because of loan growth and because we earned higher yields on our securities book.

I do want you to be aware that we expect a decrease in net interest income in the first quarter primarily due to several seasonal factors, plus the run-off of amortization of swap gains. And we expect the increases of net interest income from the levels we reported in today’s release to begin again in the second quarter. And we expect full year 2005 NIM to exceed 2004 as loan demand continues to be strong.

On the non-interest side, the increase over the third quarter is largely attributable to three factors.

The first of these is an increase in asset management fees as a result of a larger base of assets under management and improved market conditions. Second, higher CMBS sales activity and significantly stronger capital markets revenue driven by increased loan syndication activity.

And third in the non-interest income line, we realized much stronger trading performance. These gains were partially offset by lower equity management gains following the strong third quarter.

Let me give you a quick note on expenses. Non-interest expenses reported was down $32 million compared with last quarter. But that decrease was a result of a difference between the BlackRock LTIP expenses incurred in the third quarter versus the LTIP expenses recorded in the fourth quarter.

Excluding these charges – the LTIP charges – expenses increased slightly as a result of higher incentive compensation accruals partially offset by the $9 million benefit from the settlement.

For the year, non-interest expense increased 7%, primarily due to the LTIP charges, the United acquisition, and higher compensation expenses associated with our growth initiatives. Those factors more than offset the charge related to the DOJ agreement in 2003.

I should note that the 19% year over year increase you see in the compensation line would have been 12% if we excluded the total LTIP charges of $102 million. The remaining increase is driven by the United acquisition and by incentive compensation at both PNC and BlackRock.

Now I’d like to move on to two topics that seem to be generating a lot of discussion. The first of these is the loan market. As a general comment, I can tell you that loan demand remains strong, as you can see from the 2.5% increase in our loan book over the last quarter.

But the pace of growth slowed somewhat in the fourth quarter. We’re still seeing strength in the secured products like business credit and leasing. And while home equity demand cooled somewhat toward the end of the year, the portfolio continues to grow.

Other products, including large corporate loans, are actually down year over year, which is not necessarily a bad thing, given the pricing that we’re seeing in this space. And as you know, we’ve chosen to focus more on our core middle market clients.

One thing that I found interesting in our loan book over the course of 2004 is that our utilization rate ended the year about flat to where it started, which means that our growth has come from new clients.

As we move forward into 2005, we’d expect loan growth to tick up somewhat, both due to utilization increases from our existing clients and from continued client growth.

The most serious threat to that optimistic outlook, aside from macro events that nobody is predicting, is that commercial loan pricing will continue to tighten to the point that many individual loans no longer meet our risk-return parameters.

Competition for the increased loan demand has been very strong. And we’re increasingly seeing pricing that simply doesn’t make sense. And as Jim said, we’re very clear on this.

We want to achieve loan growth, but we will not set aside our risk discipline to get there. The downside to growing our loan portfolio is that it requires larger allowances for credit losses.

And I think all of you are expecting banks to experience substantial increases in loan loss provision this year. And I think that’s a reasonable expectation. For the last year or so, we’ve had unsustainably low provision because asset quality was improving prior to the beginning of meaningful loan growth.

So of course we had the double benefit of lower charge-offs and lower credit exposure for which to reserve. If the expected loan growth materializes, we’re bound to have higher provisions as loan balances increase.

I’ll move on to balance sheet management. We think we’re in a very good position. And we think the discipline we’ve demonstrated over the past several years has helped us to get there.

We have not been forced to take charges resulting from the impact of rising rates on the securities book. And our credit risk profile is strong. So let’s talk about where we stand today.

We’ve changed the way we manage the balance sheet. We’ve brought in a very talented team. And we’ve taken advantage of the BlackRock solutions product – Aladdin – to help us apply a management style more common to investment management firms than to banks.

We see the balance sheet marked to market every day. And we model the impact on our balance sheet of all sorts of market risk, including yield curve shifts in every direction, interest rate volatility, spread modes, and other measurable risks.

This gives our team the intimate knowledge required to make day to day investment decisions. The message here is a pretty simple one – and that is that our balance sheet management is very hands-on.

We’ve also stayed very disciplined about balance sheet risk decisions. We’ve created investment flexibility. Our duration of equity remains negative. And our security book is relatively small and underinvested which gives us the flexibility, the ability to move quickly and to take advantage when opportunities arise.

We think that flexibility will be valuable as we move forward in the rising rate environment that we expect this year. We’ve also been growing the deposit book in order to give us further balance sheet flexibility.

I mentioned that our net interest margin declined seven basis points this quarter. Now that shouldn’t be surprising given that most of our earning asset growth has come from loans and our margin on loans over LIBOR is less than our current net interest margin.

In addition we also offered some pretty competitive deposit pricing particularly on money markets in order to gather more deposits and increased customer relationships. Our balance sheet positioning allows to do this.

We’ve had similar success at growing commercial deposits, both from small businesses and larger clients. And even at these higher rates, our interest bearing deposit book remains a variable – sorry, very valuable – source of funding.

That’s the balance sheet story. We’re feeling good about loan demand. We think our balance sheet is positioned well for the economic and business environment ahead. And we just need to get past a period of rising provisions that follows the initial stages of loan growth.

A quick note on capital – we told you last quarter that share repurchases would be constrained by the pending acquisitions. And you can see in the earnings release that we bought back a limited number of shares this quarter.

We would expect this trend to continue over the near term. With that said, let me emphasize that we are in a strong capital position from a risk capital perspective, from a leverage perspective, from a regulatory perspective. Our capital ratios are strong.

And finally, I’d like to give you some insight into the subsequent event we reported in the earnings release. As you’ve seen, we transferred our ownership in BlackRock from PNC Bank, N.A. to PNC Bancorp, which is our intermediate bank holding company.

And we did this for several reasons. The first of these is it that under Gramm-Leach-Bliley asset management subsidiaries have much greater operating flexibility under financial holding companies than as bank subsidiaries.

Secondly we anticipated the closing of the pending State Street acquisition this quarter and the real estate component of State Street could not have operated as flexibly as part of the bank subsidiary.

And finally we were one of the few remaining banks with an asset management company held as a bank subsidiary. So we brought our structure more in line with our peers.

An unusual outcome of this transfer was a $45 million benefit, which resulted from the reversal of deferred tax liabilities. Now we’ll record this benefit in the first quarter of 2005. And let me give you a brief explanation of the outcome.

Simply our book equity in BlackRock has exceeded our tax basis since 1998 when it was de-consolidated from the rest of PNC for tax purposes. In accordance with FAS 109 we recorded the deferred tax liability for this difference.

As the excess of our book equity over the tax basis continued to increase over time and we recorded our share of BlackRock earnings, we continued to increase the deferred tax liability.

With the transfer of BlackRock to the holding company, we were required to reallocate our existing tax basis in PNC Bank between BlackRock and the bank on a fair value basis and this resulted in a significant increase in the tax basis over investment in BlackRock.

So that today our tax basis is greater than our book equity basis. We’re required under FAS 109 to reverse the deferred tax liability which in turn resulted in the $45 million benefit. Now I know that’s complicated. And we’d be happy to talk about it in more detail offline after the call. But with that, I’ll turn it back over to Jim.

Jim Rohr:	Thank you, Bill. Before we take your questions, let me give you some insight into what we think lies ahead this year. We expect the tailwinds from the economy to continue and for rates to rise.

We’ve already had 125 basis points of increases by the Fed. And our Chief Economist, Stu Hoffman, who, I might add, was recently ranked Number One in Business Week’s annual survey, thinks the Fed Funds rate will finish 2005 another 100 basis points higher.

And we expect the economic expansions to continue, which should cause continued increases in loan demand. These macro expectations are good news for us at PNC. And clearly I think we are in an excellent position to continue the momentum we generated this year.

One proof point is that our recent customer and employee satisfaction surveys showed dramatic improvements. On the business side, increasing loan balances and higher interest rates along with better yields than our securities book should contribute to stronger net interest income, as Bill mentioned.

And our business segments are going to continue to focus in delivering a full scope of PNC’s resources to our customers, which bodes well for the fee side. On the negative side, there are some challenges, as I think everyone in the industry faces.

As Bill said, we expect provisioning to increase significantly this year due to loan growth. And we will not have the $52 million in gains from institutional loans held for sale that we realized in 2004 and that’s because we essentially completed the three-year process of repositioning the balance sheet.

On the positive side, we also have the opportunity to improve our operating efficiency. We at PNC have made great strides over the past several years. Our risk management and balance sheet management systems are much more effective than before.

And while we were implementing these systems, we did not take our eye off the customer, which is evident in our loan and deposit growth. All this work has given us the ability to grow revenues under the right risk parameters in 2005 and beyond.

But we are still a relatively high-cost operation. Our efficiency ratio in 2004 was 68%. And when I spoke at the Goldman Sachs conference last month, I showed a slide that adjusted our efficiency ratio for our higher cost business mix and for a move to a more comparable 100% loan-to-deposit ratio.

Even with those adjustments, our efficiency ratio would be 58%, and that clearly is not good enough. So we are beginning an aggressive efficiency initiative. I will chair a steering committee of senior people who will oversee a bottoms-up review of our processes and procedures across the company with a goal of identifying both revenue growth and cost reduction opportunities.

This will be an intense process. And we’re going to take no longer than six months to do this work. And we will involve a significant number of our people at all levels of the organization.

Now let me be clear about why we’re doing this. First we want to get closer to our customers by reducing things that are not directly related to customer service. And second, to enable us to invest more in our high growth businesses.

We’re doing everything we can to streamline this organization and make it lean and responsible to customer needs. And in short, we’re committed to advancing expense control as a core PNC competency.

I will give you updates throughout the year on our progress on this front. And let me finish with a thought about our earnings over the near term with a quick note on the Riggs transaction.

First, we expect strong earnings growth in the first quarter but that includes the 16 cent per-share gain from the tax benefit that Bill mentioned in the first quarter. Excluding that benefit, we expect earnings for the first quarter to be perhaps slightly lower than the earnings we reported today.

There are several seasonal factors that benefit the fourth quarter over the first quarter. There are some net interest income factors that Bill outlined. And on the fee side, we typically see lower debit cards and other consumer fees now that the holiday shopping season is over.

We also, as Bill mentioned, expect to see a higher provision if our loan growth numbers come to fruition. But the good news is that we anticipate that earnings growth will resume and accelerate in subsequent quarters.

Now regarding the Riggs transaction, we continue to monitor the situation closely, and we will review any developments that are developed carefully in light of our merger agreement.

In the meantime, we’re just continuing our integration planning efforts. So let me conclude by telling you that we’re very pleased with our progress during 2004. And with our business momentum as we proceed into 2005. We have some challenges. We’re prepared to meet those challenges. And I’ve confidence that PNC will perform well in the environment that we expect over the next couple of years. With that, we’d be happy to answer your questions.

Bill Callihan:	Operator, could you give our participants the instructions please?

Operator:	Yes, sir. I would like to remind everyone, if you would like to ask a question, please press star, then the number one, on your telephone keypad. Your first question comes from John McDonald, Bank of America Securities.

Jim Rohr:	Good morning.

John McDonald:	Hi, good morning. Jim or Bill, wondering if you can comment on whether you think you can get some expense improvements in 2005? Do you expect this plan to kind of kick in pretty soon?

Jim Rohr:	I think the expense program that we’re talking about, I mean, we’re focusing on expenses right now. Because I think it’s part of the initiatives. But the putting together of the teams and the people that will be involved in the initiative will take us the next couple of weeks.

And I think we’re expecting that the recommendations will come forth over the course of the next six months. And then the implementation would take place after that.

Bill Demchak:	In terms of when it would show up in the financials, the run rate improvements would show up late in the year. Although, I guess two different things.

One is we have a number of sort of ongoing – and we’ve had for a while – initiatives to cut existing run rate. But I think the process Jim’s talking about is a much more formal undertaking than we’ve done before. And we’re going to spend a full six months to get all those ideas in front of us and get people ready to execute against them.

John McDonald:	Okay. And you talked about provisioning for loan growth. Do you expect charge-offs to remain pretty flat through at least the early part of 2005?

Bill Demchak:	Yes, for the most part. The credit quality remains strong. The economy looks good. It’s just a function of larger loan balances.

John McDonald:	Okay. Last question, you guys talked about a lot of moving parts and gave some guidance for the first quarter. When you put everything together, the acceleration later in the year, does the current consensus for 2005 look reasonable to you guys?

Jim Rohr:	We haven’t been giving guidance on an annual basis for some time now. But…

Bill Demchak:	It was a good try, John.

Jim Rohr:	As you know, if we thought the thing was way out of line, we’d say something about it.

John McDonald:	Okay, thanks.

Bill Callihan:	Next question, please. Next question.

Operator:	Your next question comes from Jason Goldberg of Lehman Brothers.

Jason Goldberg:	Thank you, good morning.

Jim Rohr:	Morning, Jason.

Jason Goldberg:	You mentioned that you expected, I guess, 1Q05 to be slightly less than 4Q04. And I guess just a point of clarification, will you kind of view 4Q04 as $1.08 or $1.04, ex the tax benefit and litigation recovery?

Jim Rohr:	Well we said we expected the first quarter to be up significantly, including the 16 cent gain in BlackRock. I think that we want to make sure…

Jason Goldberg:	Right.

Jim Rohr:	…we don’t surprise anybody with that. And then we expect that perhaps, it depends. But we expect that perhaps the numbers might be a little lower than the $1.04.

Jason Goldberg:	Than the $1.04. Okay. And then secondly just in terms of, I guess, net interest margin percent as you look out, I guess, you mentioned deposit – increased deposit pricing, loan pricing under pressure.

I guess, while NII, I guess, looks likes it’ll grow in part because I guess it can add balance sheet leverage. Any thoughts in terms of where the percent margin heads?

Bill Demchak:	A bunch of thoughts. You know, I just lost a bet to Callihan, Jason, because I was sure that that would be the first question, not the third.

Jason Goldberg:	I tried to get into queue.

Bill Demchak:	In simple form, our average loans are somewhere under 300 basis points. We don’t – we’re not in the big high risk consumer stuff. So it’s – we add loans if you think about the spread to LIBOR on those things – just below our existing NIM and we’ve had a yield curve where while short rates have shot up, the curve has basically just flattened. The 10-year went out and closed the year where it started the year.

So we think that we’re going to – and we’re comfortable, we’re going to be able to grow net interest income without appreciably increasing risk. But I don’t know that you’ll see NIM expansion until you see the back end of the curve start to go up, frankly.

And I think that’s kind of what I’ve been listening to some of the other calls. I think you’re hearing that pretty consistently. I think people are surprised by how quickly the curve flattened this early in the tightening cycle.

Jason Goldberg:	Yes. No. Agreed. Appreciate that.

Bill Demchak:	Yes.

Bill Callihan:	Next question.

Operator:	Your next question comes from Ed Najarian of Merrill Lynch.

Ed Najarian:	Good morning guys.

Jim Rohr:	Morning, Ed.

Ed Najarian:	You mentioned that after the first quarter, you then expected EPS growth to start to resume. I guess, two questions related to that. You’re talking about EPS growth off of the first quarter base, not on a year over year basis. Is that correct?

Jim Rohr:	Yes.

Ed Najarian:	And then secondarily, does that outlook in terms of second quarter being up from the first include an assumption that Riggs is going to be part of your company in the second quarter? Thanks.

Jim Rohr:	Well, the first question is – the answer to that is that we are building off the first quarter base. And we expect the growth to continue from there. The second item is, is that the Riggs transaction, we’re simply watching what’s going on there right now.

As we’ve discussed and as you well know, a lot has happened since we first announced the transaction. And we’ve got to see what – we have to see how it works out.

Ed Najarian:	Yes, the second part wasn’t exactly what I was trying to get at. The second part was you mentioned you expect earnings to be up. Does that outlook include an assumption of Riggs in it or not?

In other words, I’m not trying to put words in your mouth about whether or not Riggs will close. I’m really looking for whether or not you think earnings will be up on a core basis, or whether it’ll be up with Riggs included.

Jim Rohr:	Go ahead, Bill.

Bill Demchak:	I think the simplest way to think about it is we would expect core earnings to be up independent of the one time charges that would be associated with an acquisition. So that probably doesn’t answer the real question you were getting at either.

Ed Najarian:	Well, no, not exactly, I guess. Maybe a simple way to ask it is, if Riggs closes, would upfront dilution or EPS dilution from Riggs cause EPS to potentially not be up from 1Q?

Jim Rohr:	We just have to respond to that by saying we’re watching the Riggs transaction closely. And we’ll have better information for you when it closes.

Ed Najarian:	Okay, thanks.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Mike Mayo of Prudential Securities.

Jim Rohr:	Morning, Mike.

Mike Mayo:	Hi. Your efficiency initiative, you’re looking to improve your adjusted efficiency ratio from 58% to where?

Jim Rohr:	We didn’t say. I think one of the things that we would like to do is have our employees come back and tell us – give us the revenue and expense opportunities within a company. So that we can follow their lead.

Mike Mayo:	Have you identified a peer ratio for that adjusted measure?

Jim Rohr:	Well there’s a big range in the different banks depending upon the duration of portfolio and a number of other things that range everywhere from 50 to 70, I think. Our view is that 58 is mediocre. And that’s not what we want to be.

As I mentioned that we want this to be a distinctive competence of PNC which means we have to drive it lower. And it’s a revenue and expense item. So it’s – I think it’s – that’s the opportunity we’re asking our employees to participate in.

Mike Mayo:	And then…

Bill Demchak:	Mike, I was going to say. We actually did peer analysis down in sub-segments with all the information we could find publicly. And the issue you come up with is everybody has their own little adjustments that says that one isn’t exactly comparable to another.

And you’re kind of left with, I think, the overall thought Jim put out that we look high on an overall basis. And that’s just a factual statement. And we’re going to go after it.

But I tell you that business by business way down into the organization, we started to think about how they compare to sub-segments in some of our peers as well.

Mike Mayo:	And then a separate question. It looks like in deposits your CDs grew like 7% and you didn’t have much growth in the non-interest bearing or checking accounts. Low single digits. What’s going on in the deposit arena?

Bill Demchak:	I think that the CD growth clearly stands out versus the non-interest bearing which grew as well. But the CD balance, as you remember in a falling rate environment, we basically kind of stayed out of that market.

Because you’re left basically short a sticky option on rates. And in a rising rate environment, gathering CD balances allows you to sort of put sticky resets back into your book to benefit. You’re getting long in option. So we’ve been aggressively going after it and have been very successful.

Mike Mayo:	And then lastly, the trading – that had a nice increase. I know that’s your old area, Bill. So I’m sure you can comment on that.

Bill Demchak:	Yes, I don’t – if you remember the third quarter, trading was off versus second. We’re really back to maybe a little bit above trend line. You’ll also notice our security gains this quarter were $5 or $6 million lower than they were sort of on a run rate basis through the course of the year.

And as you know, we’re using our trading books somewhat as a hedge vehicle that you don’t get hedge treatment before against the overall AFS book. So that’s going to give rise to some trade off between trade and income and security gains.

Having said all that, the biggest increase actually in trading came from our client-based businesses where just through the fourth quarter, we saw a tremendous client flow, particularly into December.

The capital markets area, I think, had a record year this year. So hopefully it would be repeated. But real good client volume, coupled with balance sheet management.

Mike Mayo:	Thank you.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from David Hilder, Bear Stearns.

Jim Rohr:	Morning, David.

David Hilder:	Morning, gentlemen. This may be a futile mission. But I had a couple of tries on the Riggs issue. First, would you be willing to, or would you require that, Riggs resolve – completely resolve – the significant legal issues for the corporation and the bank before you would close the transaction? Or would you be willing to tolerate some open issues?

Jim Rohr:	I really can’t comment on that. That’s very speculative in terms of what they would close and what would be open. So I think we just have to wait and see. They have reps and warranties to make at the end of the transaction. And that ball really is in their court first before we can make any judgment.

David Hilder:	And is there anything you would say on whether Riggs from what you know has made progress in resolving the issues that have come up since you announced the transaction?

Jim Rohr:	I know they’ve been working very hard at it. And I think we’re – like you – waiting to watch for the announcements. I think – I’m sure they’ll disclose resolutions when they come.

David Hilder:	Okay. Thanks very much.

Jim Rohr:	Sure.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Betsy Graseck of Morgan Stanley.

Jim Rohr:	Morning, Betsy.

Betsy Graseck:	Hi, how are you?

Jim Rohr:	Very well thanks, how are you?

Betsy Graseck:	Good. Just wanted to touch base on investments that you’re making in the Regional Community Bank. It seemed like you might be stepping those up a little bit.

Jim Rohr:	We are stepping those up a little bit. We continue to build branches. We’re building a number of them in New Jersey and then to fill out our franchise there.

And we’re building out a few in other markets, which we’ve always done in the past. We might be building a few more to fill out New Jersey now than we have in the past. But it’s not a meaningful number.

Betsy Graseck:	Because it’s not particularly high relative to what you had been doing in the past.

Jim Rohr:	Well it’s higher but especially with the focus on the business bank and with the great success we’ve had there. We’re spending a little more money in that space. And New Jersey is such a fertile market that the returns are very good on building those branches.

Betsy Graseck:	And do you feel that the – your ability to reach break even on those investments has changed at all, relative to perhaps investments made in like businesses a year ago or so?

Jim Rohr:	No I think because of the product mix that we build into the branches, the rule of thumb is typically three years. I would say that our breakeven number is less than that in the markets that we’re building in right now.

Betsy Graseck:	Okay, but not materially different from what you had about a year ago or so?

Jim Rohr:	Well, somewhat faster, but not a great deal. And we might be able to get it down to two years in a good market.

Betsy Graseck:	Got it. Okay, thanks.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Denis LaPlante of KBW.

Denis LaPlante:	Good morning.

Jim Rohr:	Morning, Denis.

Denis LaPlante:	How you doing, Jim?

Jim Rohr:	Very good.

Denis LaPlante:	I guess a question for Bill. On the investment securities portfolio, even though it’s not a huge piece, the stuff rolling off, are you reinvesting at a higher rate? Or is there a still a drag on yield as you put on new stuff as the old stuff rolls off?

Bill Demchak:	No, if you look at our book quarter to quarter, our average security yield is up 20 basis points or something like that. I don’t know the exact number off the top of my head.

So we’ve been able to reinvest at slightly higher yields. But as I said before, we’ve basically seen all the increase in rates at the front end of the curve, not much at the back end. And we’re sort of loathe to be aggressive in closing this balance sheet position that we maintain that the short duration of equity.

Denis LaPlante:	Is there a certain threshold? I know it’ll vary with a lot of other things. But is there a threshold in terms of where the rate structure is, where the curve is when you start to think hey, let me get more comfortable doing this?

Bill Demchak:	No, it’s not a “when a rate gets here, you then move.” I think it’s a function of what happens with the economy. There’s so many macro, sort of, international factors that can potentially impact the back end of that curve that we’re just trying to be intelligent about it. And, frankly, not make any big bets right now, because there’s a lot of unknowns out there.

At this point, we just continue to maintain the flexibility knowing that all else equal no matter what happens we feel we can react to it in a way that it compares favorably to many of our peers.

Denis LaPlante:	In terms of the trading, if I could change the subject. On the trading side, you suggested that a lot of it was client-related. Does that include the financial derivatives line? Is that a client-driven…

Bill Demchak:	Yes.

Denis LaPlante:	Line item exclusively?

Bill Demchak:	Yes. It’s year-end hedging from small corporate clients and some private banking clients doing portfolio hedging.

Denis LaPlante:	Okay. And on the tax rate, if you – even if you just adjust for the $10 million in BlackRock’s numbers, I guess, the 70% impact, gets you to $7 million – your tax rates still only drops down to on an FTE basis from 32 so there’s some incremental tax benefits over and above that.

Bill Demchak:	Yes.

Denis LaPlante:	Do you expect that number to be consistent at 34 next year?

Bill Demchak:	Rather than sort of project out, the quarter to quarter increase, or sorry, decrease, in the effective tax rate part of which you caught. The other bits are we’ve had an increased balance in our tax-exempt book – Munis and BOLI.

We also had some small state tax adjustments outside of the BlackRock adjustment that caused the quarter-to-quarter comparison to be what it is. But I guess next year, we would expect the overall rate to decline from this year’s average.

Denis LaPlante:	Okay. Because it looks like it’s probably a nickel to 6 cents contribution on the tax rate, including the BlackRock stuff.

Bill Callihan:	Okay, next question.

Operator:	Your next question comes from Matt O’Connor of UBS.

Jim Rohr:	Hi, Matt.

Matt O’Connor:	Hi, Jim. I was just wondering with the large tax benefit expected in 1Q, is there any opportunity to pay down higher cost debt or sell low-yielding securities? Is it something where you’re not going to get paid the 16 cents, but something that could help earnings going forward?

Jim Rohr:	There’s always that opportunity. Thankfully, we’re not really in a situation today where we have a lot of stuff to sell that’s underwater. The whole position in the balance sheet is such that the valuation of our securities book just – it’s not that far underwater.

So it’s something that again, I think, makes us unique. That the restructuring charges and the big negatives that people have been putting through we’re not subject to right now. We could be if rates zoom up from here. But that frankly would be a good thing because we’re so underinvested.

Matt O’Connor:	Okay. And another question here, you talked about the money market rate moving up quite a bit. But if you look at the balances at the retail bank, it seems to be down a little bit.

Bill Demchak:	Balances in the – people are digging through numbers. Just a couple of comments. The money market offerings that we have outstanding are predominantly indexed. So they’re basically reset one-to-one with market, money market yields. You’re looking at…

Matt O’Connor:	Are they consumer money market or…

Bill Demchak:	Yes balances quarter to quarter are slightly down. I don’t know that I’d read anything into that. But that pricing reset, I guess, my point on that is, it just follows the yields and sort of public money funds affect its index to the Top 5 or 10 or something.

Jim Rohr:	Yes, one of the things that we did not do is we have not gone out with strong teaser rates as some people did a year or year and a half ago to attract interest bearing money and then have it roll off. So I wouldn’t interpret that, as Bill said, to be meaningful.

Matt O’Connor:	Okay. And about how much of your money market is indexed?

Bill Demchak:	I don’t know that off the top of my head. It’s certainly the majority of it, though.

Bill Callihan:	We can call you back.

Jim Rohr:	Yes, we have two separate products. We can call you back with that.

Matt O’Connor:	Okay, thank you.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Nancy Bush of NAB Research.

Jim Rohr:	Morning, Nancy.

Nancy Bush:	Good morning, guys.

Jim Rohr:	Hi, Nancy.

Nancy Bush:	Question for you on this anticipated overhead reduction program. I always shudder when I hear those words. Because as I recall, the last one resulted in your doing some things like taking branch managers out that you’re now having to put back in. So if you could just kind of give me some assurance that this one is going to be a little bit more targeted than the last one was.

Jim Rohr:	This is going to be really driven by the employees. And my sense would be, Nancy, that this is about reducing redundancies. And we’re going to be very careful that it is – it will be dependent upon retaining a focus on the customer and doing everything we can that the customer values.

And then trying to eliminate things that we do that the customer doesn’t value. And obviously the customer values – especially the small business customer – values branch managers.

So it’s going to be more overhead-driven and efficiency-driven. And I’m sure also from what I can gather and there’s a couple of ideas already that there’s a number of things that we’re doing for customers that we’re not charging for. And so those opportunities, hopefully will be more easily identified when we really involve a lot of our employees in the process.

Nancy Bush:	Is there any part of the company, Jim, that this is most likely to fall hardest upon? Or is it just going to be – do you feel that it’s going to be sort of evenly disbursed against all – across all the operating units?

Jim Rohr:	Well when we look at – and Bill said, we’ve been spending time looking at the unit by unit as well as the corporate overhead. When BlackRock is, I think, probably close to best in class, if not second, when you look at their peers.

So it’s not really a BlackRock issue. PFPC when we look at PFPC’s peers, Tim Shack has reduced the head count there by 1,200 people in the last 3 years. So they’ve made great progress there. And there’s still plans to do more. That’s part of the process. But I think it will mostly be involved in the banking processes and procedures.

Nancy Bush:	Thank you.

Bill Callihan:	Next question.

Operator:	Your next question comes from John Kline of Sandler O’Neill.

John Kline:	Morning.

Jim Rohr:	Hi, John. Good morning, John.

John Kline:	It looks to me after – whether you close the Riggs deal or not – that your capital formation should be really strong going into 2005. Any thoughts in terms of what your appetite might be for repurchase, moving into the latter half of 2005?

Jim Rohr:	Bill?

Bill Demchak:	I guess no real thoughts at this point. The constraint that we face – certainly with the Riggs acquisition and the pending closure of State Street – continues to be our tangible capital.

While we are above what some of our peers have done because of the acquisitions they’ve made, it still is a hot point with some of the rating agencies. So I think that as we sort of get clarity from the rating agencies, that would drive some of our share repurchase decisions as we go out into ‘05.

The one thing I would say and we’ve said this all along from a sort of economic risk standpoint, we think we have plenty of capital to afford share repurchases. It’s really this rating agency trigger.

John Kline:	And are they zeroing in on 5%?

Bill Demchak:	They historically had focused on 5%. But purchase accounting sort of busted all their models. And you’ve got a lot of the big guys below 5 [%] now in a way that doesn’t suggest that their credit quality has deteriorated.

And I think the rating agencies have to kind of come to grips with how to adjust their models to deal with that. And I think they know that – I just don’t think that PNC is necessarily going to be the firm that causes them to change.

John Kline:	Okay. Thank you.

Bill Callihan:	Next question, please.

Jim Rohr:	Just on that, John, I would say that just to reiterate Bill’s point. Our risk profile would not indicate that we would need the kind of capital that is being required by some of – by that 5% number, when we look in comparison to the risk profile of our peers.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Claire Percarpio of Janney Montgomery Scott.

Jim Rohr:	Hello, Claire.

Claire Percarpio:	Good morning. Was there anything unusual in the “Other Income” – in fee income other – that you didn’t mention, that’s my primary question. And then second, if you could – your net interest margin outlook, are you assuming a stable yield curve? Or are you really not trying to give us an assumption on that, on whether the yield curve flattens more or not?

Bill Demchak:	First with respect to other income, there’s no other real stand-out items associated with that. So I don’t know what I would highlight in there. I think with the comments on net interest margin, we assume when we plan sort of, we basically assume the forward curve as it stands today.

One of the issues about talking about net interest margin as opposed to net interest income is really the composition of our balance sheet. People assume that contracting NIM is necessarily bad.

But one example that makes us a bit different than other people is we still consolidate our conduit. And that’s actually been growing pretty aggressively. Yet the margin that it throws onto the balance sheet is tiny versus our net interest margin.

So every dollar we grow it, we shrink our margin. But we think we get a real high return on risk for doing it. So in forecasting we use the forward curve.

But we also think about the composition of our balance sheet in terms of the mix of loans and securities and within loans, where we’re actually growing the loan book.

Bill Callihan:	Okay. Next question, please.

Operator:	Again, if you would like to ask a question, please press star, then the number one, on your telephone keypad. Your next question comes from Gerard Cassidy of RBC Capital.

Jim Rohr:	Morning, Gerard.

Gerard Cassidy:	Good morning, Jim and others. Question I have is on the institutional loans held for sale. As you pointed out that process is pretty much completed. And you’ve picked up recently in the corporate service business area the gain on sales of commercial mortgages. Where do you see that going? And what kind of environment impacts that business both favorably and negatively?

Jim Rohr:	Well the real estate business reports the bill, so let me talk about the CMBS book.

Bill Demchak:	Yes, one of the others will answer. We had a real strong fourth quarter in CMBS. And you saw that a strong fourth quarter both in terms of volumes – I think, we did three separate, or were involved in, three separate securitizations.

We also saw the profits from those deals as the spread on CMBS product tighten. And we saw the profits from those deals sort of maintain a high level versus historical.

So I think a couple of things drive it. One is just the volume or originations which for us is up 50% year on year, or thereabouts. The second thing is the spreads in the secondary market for CMBS paper, which we’ve continued to see tighten in basically over the last year and a half.

And if they continue to tighten and stay where they are that’s good. If they widen, that’s bad. It’s kind of affected by the capital markets in the end.

Gerard Cassidy:	You had talked a lot about your net interest margin and yield curves. For outsiders like us, what’s the best yield curve that we should focus on to see how that would impact your net interest margin?

Bill Demchak:	Well I think…how to answer this question simply. Higher rates for us are better. Higher rates in a steeper curve are best. And an explanation behind that is pretty simple that if we can invest in securities at a higher yield off of a zero-cost DDA balance, you earn the higher yield.

What’s happened today is the longer term yields haven’t moved and the front end’s gone up. So it’s repriced our deposits and we haven’t been able to reinvest our zero percent interest DDA balances.

So as you think forward to what’s good, we’d obviously like to see the whole curve shift up from here. And we’d like to see it at least maintain or be somewhat steeper from here.

As a practical matter, my suspicion is that we’ll have a shift up before we’ll see a steepening. But I know that’s more of a longer answer than you want. But you can’t sort of point at any yield curve and say that’s great unless it’s one that is high and goes straight up in the air.

Gerard Cassidy:	Okay. Are…

Bill Demchak:	That’s the winner for all of them.

Gerard Cassidy:	That’s true. Are your corporate customers asking for more credit for their compensating balances now that rates are going up? And if so, is that going to pressure deposit fees going forward?

Bill Demchak:	We’ve actually seen a bit of a shift from fee-paying customers in our treasury management area to people putting in compensating balances. And that’s to our benefit. So we’ve seen some of those balances go up. And they show up as interest-bearing deposits. But our margin on product is pretty good.

Gerard Cassidy:	And one final question. If you could give us some color on just M&A activity in general, obviously you guys have been very active over the last year in buying banks. What’s your outlook there? And how is the pricing in terms of what sellers are thinking that they’re worth, versus what you guys are thinking what they’re worth?

Jim Rohr:	Well there’s still a number of books out there, as you know, Gerard. Depending upon a bank’s own position, I think, the concept of higher rates has a number of people worried about their future net interest income numbers.

But there’s been some more discipline in the marketplace. You’ve seen – uniquely – some banks put themselves up for sale and nobody bid or nobody bid high enough to satisfy the seller.

So I think there is more discipline and some more realism in people’s minds. M&A decisions are driven by a lot of different factors, as you well know. But I think the economics of them – for transactions that would be driven by economics – I think there’s more discipline in that market place than there was. And if you look at especially small banks, you don’t have to go back five or six years when you were buying small banks and their securities portfolio was approximately 35 to 40% of their asset base.

Now a lot of the banks that are putting themselves up for sale have 60% securities. And so what you’re doing is, you’re paying a premium for a bond book. And that clearly is not as economic as buying customers.

So I think people are realizing that. There’s been a couple of transactions actually that we’ve passed on that would have made sense geographically for us. And then somebody bought them and then turned around and took one or two bites at the write-off apple writing down the securities book.

And that’s just not – that makes it a very expensive transaction. So I think there’s more discipline around the economics of it. The emotional ones will probably still take place.

Gerard Cassidy:	That’s good. One final thing, Jim, I think I should follow up with a call with the game this weekend. Maybe lobsters for Iron City beer or something, some sort of wager?

Jim Rohr:	That sounds like a good trade.

Gerard Cassidy:	A lot of Iron City beer. Thank you.

Bill Callihan:	Okay. Operator, do we have any further questions?

Operator:	At this time, there are no further questions.

Jim Rohr:	Okay. Thank you very much.

Bill Callihan:	This concludes our call. Thank you.

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